FORM 8-A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                       DARLINGTON COUNTY BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)


   South Carolina                                              58-2459182
   --------------                                              ----------
(State of incorporation                                     (I.R.S. Employer
    or organization)                                      Identification Number)


202 Cashua Street, Darlington, South Carolina                     29532
---------------------------------------------                     -----
(Address of principal executive offices)                        (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                           Name of each exchange on which
   to be so registered                           each class is to be registered

        None                                     ______________________________
   _____________________                         ______________________________
   ______________________                        ______________________________

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

     If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

     Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                                (Title of class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The title of the class of securities being registered is Common Stock, par value $0.01 per share ("Common Stock").

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. A dividend may not be made if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

     The Common Stock is fully paid and nonassessable and not subject to any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, holders of Common Stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them.

     Holders of Common Stock are entitled to one vote per share. Darlington County Bancshares, Inc.'s Articles of Incorporation provide that shareholders may not cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting at the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares (less than 50%) voting are not able to elect any board members.

     In accordance with Darlington County Bancshares, Inc.'s Articles of Incorporation, the Board of Directors is divided into three classes of directors with each class having as nearly an equal number as possible. The members of each class are elected for staggered three-year terms. The staggering of board terms has the effect of making it more difficult to remove current directors than would otherwise be the case.

     The Company's Articles provide that the affirmative vote of the holders of not less than 80% of the outstanding common stock of the Corporation entitled to vote for approval shall be required if (a) this Corporation merges or consolidates with any other corporation, or if (b) this Corporation sells or exchanges all or a substantial part of its assets to or with any other corporation, or if (c) this Corporation issues or delivers any stock or other securities of its issue in exchange or payment for any properties or assets of any other corporation, or securities issued by any other corporation, or in a merger of any subsidiary of this Corporation (80% or more of the common stock of which is held by this Corporation) with or into any other corporation; provided, however, that the foregoing shall not apply to any plan of merger or consolidation, or sale or exchange of assets, or issuance or delivery of stock or other securities which was approved (or adopted) and recommended without condition by the affirmative vote of not less than two-thirds of the directors, nor shall it apply to any such transaction solely between this Corporation and another corporation 50% or more of the voting stock of which is owned by this Corporation. The Board of Directors shall be permitted to condition its approval (or adoption) of any plan of merger or exchange of assets, or issuance or delivery of stock or securities upon the approval of holders of 80% of the outstanding stock of this Corporation entitled to vote on such plan of merger or consolidation, or sale or exchange of assets, or issuance or delivery of stock or securities.

Item 2.           Exhibits

3.1 Articles of Incorporation filed on March 31, 1999 in the office of the Secretary of State of South Carolina.

3.2  By-Laws of Darlington County Bancshares, Inc.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                DARLINGTON COUNTY BANCSHARES, INC.


Date:   March 17, 2000          By:    /s/ W. B. McCown, III
                                       ---------------------
                                       W. B. McCown, III
                                       President and Chief Executive Officer